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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -------------------------

                                   FORM 10-SBA

                        GENERAL FORM FOR REGISTRATION OF

                      SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

               Ballistic Ventures Inc. (formerly whOOdoo.com Inc.)
         --------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                   DELAWARE                    51-0392750
  ---------------------------------------------------------------------
  (State or other jurisdiction of   (I.R.S. Employer Identification No.)
   incorporation or organization)

                              1283 Crossfield Bend
                              Mississauga, Ontario
                                 Canada, L5G 3P5

                        ---------------------------------

                    (Address of principal executive offices)

                    Issuer's telephone number: (905) 891-0207

                          ----------------------------

           Securities to be registered under Section 12(b) of the Act:

                                              Name of Each Exchange on Which
Title of Each Class to be so Registered       Each Class is to be Registered
-------------------------------------------   ------------------------------
           None                                      None


           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

                                  Introduction

This 10-SBA is being filed as an amendment in response to comments from the Securities and Exchange Commission and due to the fact that significant changes have occurred since the original filing of the 10SB on February 11,2000. Since the original filing under the name of Whoodoo.com Inc., a Delaware Company, we
(1) became unable to meet our daily operating expenses and have been voluntarily shut down, and (2) changed our name to Ballistic Ventures Inc. We anticipate in the near future filing with the Securities and Exchange Commission and distributing to the shareholders a Form 14C relating to the disposition of our assets and the ratification of the name change to Ballistic Ventures Inc.

We may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public ("Registrant") company, by which a private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this registrant will become a plan to find such a target or targets, and attempt to acquire them for stock.

ITEM 1. DESCRIPTION OF BUSINESS

BRIEF OVERVIEW

We were a development stage internet company which had developed and was in the process of refining a network of regional search engine Internet portals to provide the users access to more localized, relevant, and interest-specific information than they presently could obtain from the more established, large Internet search engine portals and to provide local businesses an opportunity to target these local users.

As of May 2000 it became apparent to the current management that the economic conditions were such that we would be unable to continue down the original business plan path which we had intended to pursue, and we would have to change our focus in order that we could maximize the value of the common stock and ultimately maximize shareholder value. We were unable to generate enough revenue to meet our day-to-day operating expenses and could not foresee to do so in the long run so we could in fact become a viable operation. Our working capital was limited and we could not raise any further financing under the market conditions, which prevailed at the time.

Because of these circumstances, our business has been discontinued and we are in the process of disposing our assets. Our plan is to acquire a new profitable business.

OUR HISTORY

On July 17, 2000, whOOdoo.com Inc., changed its name to Ballistic Ventures, Inc. We were incorporated in Florida on June 17, 1997, as Permastoprust (International), Inc., and changed our name to Greystone Credit Inc. ("Greystone") in June of 1999. On August 4, 1999 Greystone acquired whOOdoo.com, Inc.("whOOdoo Florida"), a Florida corporation, incorporated on April 9, 1999, in a share exchange. The exchange ratio in the Whoodoo (FL)-Whoodoo exchange was a one for one ratio, and the percentage of ownership that was acquired in the share exchange, by the whOOdoo Florida shareholders, was 59.4%. At the same time, Greystone changed its state of incorporation to Delaware and its name to whOOdoo.com, Inc. At the time of the acquisition of whOOdoo Florida, Greystone had no operations or liabilities. The merger and recapitalization was accounted for as a reverse merger. As a result, our financial statements of the Company are those of whOOdoo Florida. Collectively Ballistic Ventures, Inc., Greystone Credit, Inc. and whOOdoo.com, Inc., are known as "We", "Us", "Our".

On August 4, 1999, immediately prior to the share exchange described in the preceding paragraph, whOOdoo Florida purchased all of the operating assets, prepaid expenses and intangibles, of BGS Southwest, Inc. for $100,000, plus the assumption of liabilities of $29,382. These assets included software licensing keys, software, office equipment, computer equipment, operating assets, prepaid expenses and intangibles.

BGS, a Florida corporation organized on February 1, 1997, conducted business as WhOOdoo Studios and was controlled by our former president and chief executive officer, Mr. Paulo Mylla, and his wife. Based in Naples, Florida, BGS provided Internet solutions including website design and programming, website hosting and Internet consulting. BGS, through Whoodoo Studios, developed our initial search engine and the regional website concept. As part of the transaction on August 4, 1999, BGS sold substantially all of its assets to us, including all intellectual property regarding the search engines and regional websites.

Due to the change in business focus described above, Mr. Mylla resigned his position as President, Chief Executive Officer and Director and Mr. Eric Pinkney assumed the executive position of President and Secretary from Mr. Mylla in May of 2000.

Effective May 31, 2000, we ceased all activities and operations and are an inactive company. On that date, Ballistic Ventures , K2 Ventures, Inc. (the "Purchaser"), the former president, and former vice president and certain other stockholders (the "Other Stockholders") entered into an Escrow Agreement (the "Escrow Agreement"). The Escrow Agreement provides that the former president will purchase some of our assets from us for $1.00, the former vice president will release the parties to the Escrow Agreement from any liability or claim he may have against such parties for past or future actions in exchange for our rights known as "Post Offer", and the purchaser will purchase 11,235,700 shares of common stock from the former president, the former vice president and the other shareholders, and assume liabilities totaling approximately $77,000.

It is anticipated that the transaction contemplated by the Escrow Agreement will be completely consummated following the filing with the Securities and Exchange Commission, and distribution to our shareholders, of an Information Statement on Form 14C regarding the disposition.

BUSINESS DEVELOPMENT

Dependence on Management. Ballistic Ventures is required to rely on Management's skill, experience and judgment, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of business combination, should an agreement be reached at some point to acquire or combine.

OUR OPERATIONS

We currently operate out of Mr. Pinkney's office located at 1283 Crossfield Bend, Mississauga, Ontario, Canada. The leased premises, which were located at 1660 Trade Center Way, Naples, Florida, were vacated and an agreement was reached with the landlord to terminate the lease contract. There are currently no full-time employees, nor are there any plans to hire any.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should,""expect," "plan," "anticipate," "believe," "estimate," "predict," "intend,""potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under this item 1, Description of Business and elsewhere in this registration statement.

RISKS RELATING TO OPERATIONS

We do not have any business operations or assets and have no written or oral agreement for the acquisition of a business or asset at this time. We have neither a history of earnings nor have we paid dividends. We are unlikely to realize earnings or pay dividends in the immediate or foreseeable future.

There is no assurance that we will be able to identify acquisitions, which will be profitable. As at the date of this filing, we have not identified any potential business or assets for acquisition. Moreover, should we identify any assets or businesses and determine that an acquisition is warranted, we may not be able to finance the acquisition and additional funds may be required to meet such obligations.

CONTROL BY MANAGEMENT

Events since the initial filing of the 10SB have led to changes with respect to the controlling shareholders of Ballistic Ventures. These changes are due to the sale of the shares by Paulo Mylla and certain other shareholders contemplated in the Escrow Agreement dated May 31, 2000 described above.

As of the May 31, 2000, as contemplated by the Escrow Agreement, K2 Ventures acquired, subject to the terms of the Escrow Agreement, 11,235,700 common shares, which is 55.3% of the outstanding common shares of Ballistic Ventures Inc. The completion of the transactions contemplated by the Escrow Agreement, following the Form 14C filing and distribution to shareholders described above, will therefore result in a change in control of Ballistic Ventures.

Eric Pinkney, President and Secretary, and a director of Ballistic Ventures, currently does not own any common shares, while William Dickie, the other director of Ballistic Ventures, owns 100,000 common shares as at June 30, 2000.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

As of June 30, 2000, there were 20,305,398 shares of common stock outstanding of which 15,315,803 shares are restricted. If our stockholders sell substantial amounts of this restricted stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. The 15,315,803 shares of restricted common stock outstanding are available for sale in the public market under Rule 144 of the Securities Act of 1933.

OUR STOCK IS SUBJECT TO SPECIAL REGULATION AS A PENNY STOCK BECAUSE OF ITS TRADING PRICE

Our common stock is a "penny stock" under the Securities and Exchange Commission rules that imposes special sales practice requirements upon broker-dealers. These rules generally restrict the liquidity of a penny stock and prevent brokers-dealers from soliciting purchases except to accredited investors and existing customers who agree in writing to purchase penny stocks. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them. Under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, broker-dealers which engage in transactions in penny stocks have additional disclosure requirements, including the requirement to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Broker-dealers must also provide customers with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly statements showing the market value of each penny stock held in the customer's account.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactic and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, we will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION.

For the fiscal year ended June 30, 2000, our auditors in note 3, of the Financial Statements, have noted that there is substantial doubt about our ability to continue as a going concern. Our existence is dependent upon management funding operations, locating and merging us into a profitable operating company and raising sufficient capital. At this point in time it is impossible to state an amount of additional funding which we believe would remove the going concern opinion, as the company is inactive at this time.

The prospects for the future of Ballistic Ventures, Inc., rests with the current management team, and their ability to find a profitable business venture which can utilize the "shell" company. Part of this process is to successfully complete the necessary filings with the Securities and Exchange Commission.

Once the necessary filings have been completed, the current management team will be proactive in reviewing potential projects that could potentially be a good fit for Ballistic Ventures. This process does not have a defined time period, other than the process will begin once all of the filings have been completed.

The results of operation are not discussed for the years ended December 31, 1997 and 1998, because our predecessor was not incorporated until April 1999. We did continue to do some hosting and web site design but the amount of revenue, which was included in the company's operation, was immaterial.

PLAN OF OPERATION

The Plan of Operations for Ballistic Ventures, Inc., is to ensure that we do not have outstanding liabilities, which have been incurred under the previous management team and under the original business operations. The current management team has undertaken to pay off all outstanding liabilities, and as of September 30, 2000, approximately $13,000 remained unpaid from the May 31, 2000 balance of $77,000. At the same time, the current management of Ballistic Ventures has undertaken to make certain filings with the Securities and Exchange Commission. Once we have completed the required filings with the Securities and Exchange Commission, the current management team will seek to find a profitable project for the "shell".

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have relied almost exclusively upon the sale of securities to finance our operations. The only exception is a small loan, which we have since paid. We have not received any financing commitments, and therefore we are dependent upon the skill and ability of the current management team to raise additional financing and/or to find a suitable project to "vend" into the shell company.

YEAR 2000 COMPLIANCE

None. We have not encountered and do not expect to encounter difficulties resulting from year 2000 compliance issues.

ITEM 3. PROPERTY

The registrant has no property and enjoys the non-exclusive use of office and telephone services of its President and Secretary. The registrant neither owns nor leases any real or personal property. Office services are currently provided without charge. Such costs are immaterial. The registrant may be billed for services such as copying and printing and major mailings.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides certain information as of September 30, 2000 concerning the beneficial ownership of our common stock held by each director; each person known by us to be the beneficial owner of at least 5% of the Company's voting stock; and all executive officers and directors as a group.

 -----------------------------------------------------------------------------
                                                                 PERCENT OF
                 NAME AND ADDRESS     AMOUNT AND NATURE OF       SHARES
 TITLE OF CLASS OF BENEFICIAL OWNER  BENEFICIAL OWNERSHIP (1)    OUTSTANDING
 --------------- ------------------  -------------------        -------------
 Common Stock     K2 Ventures (2)            11,235,700              55.3%
                  27 Reid Street,
                  Hamilton, HM 11,
                  Bermuda
 ---------------- ------------------  ------------------        -------------
 Common Stock     Eric Pinkney
                  1283 Crossfield Bend           Nil
                  Mississauga, Ontario
                  L5G 3P5
 --------------- -------------------- -------------------       --------------
 Common Stock     William P. Dickie
                  21 Hilltop Road               100,000                *
                  Toronto, Ontario
                  M5H 2GP

 All directors and executive officers of the
 Company as a group (2 persons)                 100,000                *
 * represent less than 1% of voting power
 -----------------------------------------------------------------------------

(1) Beneficial ownership exists when a person has either the power to vote or sell our Common Stock. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date whether upon the exercise of options or otherwise.

(2) K2 Ventures Inc., 27 Reid Street, Hamilton, HM 11, Bermuda. The sole director of this company is Brian Lines of Bermuda. Forstreet Nominees is 100% shareholder of K2 Ventures Inc. K2 Ventures was established in May 2000, in order to help facilitate the Escrow Agreement, which has been discussed previously in Item 1 above. K2 Ventures has purchased 11,235,700 shares from Paulo Mylla and certain other shareholders, and controls 55.3% of the outstanding common shares subject to terms of the Escrow Agreement.

Reverse Acquisition: A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. If required, Shareholder approval would be solicited, pursuant to the laws of the State of Delaware, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with any required solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosures would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table provides important information concerning our directors, executive officers, and key employees as of October 1, 2000.

NAME                 AGE    POSITION
----                 ---    --------
Eric Pinkney          38    President, chief executive Officer and Director

William P. Dickie     57    Director

Eric Pinkney joined our board of director's in May 2000. From 1994 to July 2000, Mr. Pinkney had been the Chief Financial Officer of FMC Software Inc. (formerly SRG Software Inc.), of Toronto, Canada, a Software Engineering Company, which provided quality systems analysis, design and programming to primarily fortune 500 and fortune 1000 companies. Mr. Pinkney and his partners sold FMC Software to Financial Models Corporation, of Mississauga, Ontario, a publicly traded company listed on the Toronto Stock Exchange in March 1999. Mr. Pinkney holds a B.A. degree from the University of Guelph, majoring in Marketing, and as well has substantially completed his courses towards The Certified General Accountants program in Ontario. Mr. Pinkney has also served on the board of directors of Thornecliffe Ventures since 1997, a publicly listed company trading on the Vancouver Stock Exchange.

William P. Dickey joined our board of directors in August 1999. Since 1983, Mr. Dickey has been vice president of Mid-North Engineering Services, Ltd., a company that provides administrative and consulting services to public and private companies ranging from accounting, corporate secretarial and office accommodations to financing, proposals and restructuring.

ITEM 6.  EXECUTIVE COMPENSATION

Provided is information with respect to compensation paid by us in the fiscal year ended June 30, 2000, to our chief executive officer and other officers whose compensation exceeded $100,000.

--------------------------------------------------------------------------------
                               ANNUAL COMPENSATION
------------------------------------------------ -------------------------------
    (a)                             (b)             (c)              (d)
                                                                  other annual
NAME AND PRINCIPAL POSITION         Year           Salary         compensation
---------------------------- ------------------- ----------      ---------------
Mr. Paulo Mylla              For Fiscal Year       $ 0(1)          $5,379 (2)
Former President and         Ended June 30, 2000
chief executive officer
--------------------------------------------------------------------------------

(1) Mr. Mylla did not receive a salary from us but received compensation from BGS Southwest Florida, Inc. as described below in Item 7. Mr. Mylla resigned, as an officer and director of Ballistic Ventures, on May 31, 2000.

(2) Represents lease payments on a Jeep Cherokee of $489.00 for the months of July 1999 through May 2000.

There is no present program of executive, or director compensation, and no plan or compensation is expected to be adopted or authorized until a suitable project is located and operations are launched, and revenues are achieved. Mr. Pinkney is not compensated directly for his time but is reimbursed for any direct expenses incurred on behalf of Ballistic Ventures. As of September 30, 2000, Mr. Pinkney has not been reimbursed for any direct expenses. Mr. Dickey devotes only insubstantial time to the affairs of Ballistic Ventures.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Unless otherwise clear from the context, all references to the number of shares of our subsidiary, whoodoo.com (FL), Inc., a Florida corporation, give effect to a 44,500-for-one stock split on July 16, 1999.

Prior to the share exchange by and between Greystone Credit, Inc. and whOOdoo.com, Inc. (whOOdoo Florida), Paulo Mylla and Brian Leith, President and Vice President, respectively of whOOdoo Florida, owned a combined total of 11,125,000 common shares or 84.6% of the total 13,153,500 shares outstanding. Paulo Mylla owned 8,595,000 common shares and Brian Leith owned 2,530,000 common shares. After the share exchange with Greystone Credit, Inc., Mr. Mylla and Mr. Leith continued to own 11,125,000 of the new total of 18,715,998 outstanding shares, or 59.4%.

On April 9, 1999, as its initial capitalization, whoodoo.com (FL), Inc. sold a total of 11,125,000 shares of common stock to its founders, and promoters, Mr. Paulo Mylla and Mr. Brian Leith, at par value of $.001 per share or for a total of $500. On July 21, 1999, whoodoo.com (FL), Inc. sold 1,590,000 shares of its common stock for par value of $.001 per share. These shares include 100,000 shares issued to Mr. William P. Dickie, a director, as a finder's fee relating to the May 5, 1999 sale of 428,500 shares of whoodoo.com (FL) Inc.'s common stock for $.35 per share.

On August 4, 1999, we purchased all of the operating assets, prepaid expenses and intangibles from BGS, a company owned by Mr. Paulo Mylla, for $100,000, plus the assumption of liabilities of $29,382. At the time of the reorganization, on August 4, 1999, we assumed BGS's line of credit with a bank, which was personally guaranteed by Mr. Mylla and his wife. The balance on the line of credit as of June 30, 1999 was $9,805, and was subsequently paid in full. We also assumed a note payable to Mr. Mylla in the amount of $8,000, which was subsequently paid. In August 1999, we entered into an agreement wherein BGS provided management services to us. These services were for a term of 36 months for a monthly cost of $49,200, for up to 1,000,000 Internet impressions per month. For the year ended June 30, 2000, BGS was paid approximately $393,600 by us. As of May 31, 2000, the agreement was terminated. It was through this agreement, Mr. Mylla received his compensation for services to Ballistic Ventures.

The share exchange contemplated in the Escrow Agreement, as described in Item 1,Description of Business, allowed K2 Ventures to acquire 11,235,700 common shares from Mr. Mylla and certain other shareholders. Mr. Mylla and certain other shareholders retained 229,300 common shares, while K2 Ventures acquired 11,235,700 common shares. The Escrow Agreement also allowed Mr. Mylla to purchase some of the assets from us for $1.00. The assets are comprised of the following:

1)       Ballistic Ventures clients.
2)       Software license keys.
3)       Software.
4)       Intellectual properties such as code, domain names and trademarks.
5)       Computer equipment.

The table shown below, details the number of shares of Ballistic Ventures, which each related party to the Escrow Agreement had prior to entering into the escrow agreement, the number of shares which they have after entering into the escrow agreement, and the number of shares which were sold to K2 Ventures.

                  Common shares held by                            Common shares held
                  related parties before    Number of shares       by related parties
                    Escrow Agreement       sold to K2 Ventures   after Escrow Agreement
                    ----------------       -------------------   ----------------------
Paulo Mylla          8,595,000                  8,423,100                171,900

Ernest Sittenfield     200,000                    196,000                  4,000

Kevin Casey            100,000                     98,000                  2,000

Sharon Snew             30,000                     29,400                    600

Stephanie Pera          10,000                      9,800                    200

Brian Leith          2,530,000                  2,479,400                 50,600
                    ----------                 ----------                -------
                    11,465,000                 11,235,700                229,300

Mr. Pinkney has entered into a verbal agreement with K2 Ventures, that in return for no direct executive compensation, he is allowed to purchase from K2 Ventures 200,000 common shares of the company at a future point in time at $0.15 per share.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized capital stock is 50,000,000 shares of Common Stock, par value $.001 per share, of which 20,305,398 shares are outstanding, as of June 30, 2000.

Holders of our common stock have one vote per share on each matter submitted to a vote of the shareholders, no cumulative voting rights, and a ratable right to our net assets upon liquidation. Holders of our common stock do not have preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in the dividends from legally available sources as determined by the board of directors. Upon our dissolution or liquidation, whether voluntary or involuntary, holders of our common stock are entitled to receive our assets available for distribution to the shareholders. All outstanding shares of common stock are fully paid and non-assessable.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICES OF SECURITIES

Our common stock was approved for trading on the "pink sheets" on December 3, 1999 under the symbol WHOO. The symbol was changed to BLLV, after we changed our name to Ballistic Ventures, Inc., on July 14, 2000. The following table sets forth the prices as reported to us by the "pink sheets" trading information. The prices reflected are the High and Low closing bids, for each period as shown below.

                                          HIGH                    LOW
                                          ----                    ---
Year 1999 December 3 - December 31        $1.00                   $.01
Year 2000 January  3 - March 31           $2.125                  $.75
Year 2000 April    3 - June 30            $.875                   $.125
Year 2000 July     3 - September 29       $.015                   $.08

As of June 30, 2000 there were approximately 529 beneficial holders of our common stock.

We did not pay dividends on our common stock in 1998 or 1999 and we do not anticipate paying any dividends thereon in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

At the time the Escrow Agreement, described above in Item 1. Description of Business, was entered into between K2, Paulo Mylla and the other shareholders, Brian Leith, a former director, had a claim against Whoodoo.com(FL), Inc., Whoodoo.com, Inc.(DE), and BGS (SOUTHWEST FLORIDA) INC. for wrongful dismissal. The proceedings were instituted in April 2000, and took place in the Circuit Court, 20th Jud. Circuit, Collier County, FL. Mr. Leith sought damages equal to $165,000 (three times his base salary) and other unquantified damages. In accordance with the terms of the Escrow Agreement, Leith has agreed to release Ballistic Ventures, Mylla, and certain other parties to the Escrow

Agreement from any liability or claim that Leith may have against such parties for past or future actions and to seek dismissal of any actions currently pending and involving any parties to this Escrow Agreement in exchange for all rights to our property known as "Post Offer", as is, without supporting hardware. There was delivered and filed, in June 2000, with the court a notice of voluntary dismissal without prejudice against all defendants.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In August of 1999, we issued an aggregate of 13,153,500 shares of our common stock to the 16 former shareholders of whoodoo.com, Inc., a Florida corporation, in exchange for all of the outstanding shares of that corporation. This transaction, involving a limited number of sophisticated investors, was accomplished under the exemption provided under Section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In August of 1999, we sold an aggregate of 1,062,500 shares of our common stock to five sophisticated institutional type investors in a private placement at a cash purchase price $.80 per share for aggregate proceeds of $850,000. This placement was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In August and September of 1999, we also sold an aggregate of 20,500 shares of our common stock to three sophisticated individuals in a private placement at a cash purchase price of $1.00 per share for aggregated proceeds of $20,500. This placement was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In February of 2000, we sold an aggregate of 531,250 shares of our common stock to five sophisticated institutional type investors pursuant to the exercise of outstanding warrants at a cash purchase price of $.80 per share for aggregate proceeds of $425,000. This sale was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In the first quarter of 2000, 6,400 shares of our common stock were sold to employees for $252 and the difference between the market price and the sales price, $6,148, was expensed as compensation. This placement was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In June of 2000, we sold an aggregate of 531,250 shares of our common stock to five sophisticated institutional type investors pursuant to the exercise of outstanding warrants at a cash purchase price of $.10 per share, which approximated market value, for aggregate proceeds of $53,125. This sale was accomplished under the exemption from registration provided under Section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

                                    PART III

ITEM 1. INDEX OF EXHIBITS

2.1              Form of Certificate Incorporation of Ballistic Ventures, Inc.*
2.2              Form of Reorganization Agreement*
2.3              Form of Asset Purchase Agreement the Company and BGS*
4.1              Form of Warrants issued to investors*
4.2              Form of Warrants issued to equipment leasing company*
4.3              Form of Common Stock certificate*
10.1             Form of BGS Management Agreement with addendum*
10.2             Form of Equipment Management and Co-hosting Agreement*
10.3             Escrow agreement (filed with form 10sba)**
11.              Statement of computation of per share earnings*
21               Subsidiaries*
27               Financial Data Schedule*

 * filed with original 10SB on February 11, 2000, under the name of whOOdoo.com, Inc.
** filed with 10SBA on November 9, 2000, under the name of Ballistic Ventures, Inc.

                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

June 30, 2000                           Ballistic Ventures, Inc.

                                         By: /s/ Eric Pinkney
                                             ----------------------------------
                                             Eric Pinkney, President

                            Ballistic Ventures, Inc.
                           FORMERLY WHOODOO.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       FOR THE PERIOD ENDED JUNE 30, 2000




                                TABLE OF CONTENTS

                                                                           PAGE

                                                                           ----
Report of Independent Certified Public Accountants                          F-1

Balance Sheets                                                              F-2

Statements of Operations                                                    F-3

Statement of Changes to Stockholders' equity                                F-4

Statements of Cash Flows                                                    F-5

Notes to Financial Statements                                               F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders
Ballistic Ventures, Inc.,
Formerly whOOdoo.com, Inc.



We have audited the accompanying balance sheet of Ballistic Ventures, Inc., formerly whOOdoo.com, Inc., (a development stage company) as of June 30, 2000, and the related statements of operations, stockholders' deficit and cash flows for the year ended June 30, 2000 and for the period April 9, 1999(inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballistic Ventures, Inc., formerly whOOdoo.com, Inc., (a development stage company) as of June 30, 2000, and the results of its operations and cash flows for the year ended June 30, 2000 and the period ended April 9, 1999 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered significant losses during the development stage that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       Sweeney, Gates & Co.

Fort Lauderdale, Florida
October 12, 2000

                            BALLISTIC VENTURES, INC.,
                           FORMERLY WHOODOO.COM, INC.,
                          (a development stage company)
                                 BALANCE SHEETS

ASSETS

Current assets:
Cash, held by related party                                         $  44,988
Accounts receivable                                                     1,271
                                                                        -----

 Total current assets                                               $  46,259
                                                                       ------

                                                                    $  46,259
                                                                    =========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities:
Accounts payable                                                    $  66,518
Loans payable-short term                                               10,000
                                                                      -------

 Total current liabilities                                             76,518
                                                                       ------

Stockholders deficit:
 Common stock: $0.01 par value 50,000,000 shares
 authorized;20,305,398 shares issued and outstanding                   20,305
 Additional paid-in capital                                         2,979,591
 Deficit accumulated during the development stage                  (3,030,155)
                                                                   -----------

  Total stockholders' deficit                                         (30,259)
                                                                      --------

                                                                    $  46,259
                                                                    =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            BALLISTIC VENTURES, INC.,
                           FORMERLY WHOODOO.COM, INC.,
                          (a development stage company)
                            STATEMENTS OF OPERATIONS

                             For the year      April 9,1999    April 9, 1999
                                ended          (inception) to (inception) to
                             June 30,2000      June 30, 1999   June 30, 2000
                             ------------      -------------   -------------

Revenue:
 Sales                       $     39,975      $          -    $      39,975
 Miscellaneous income               1,234                 -            1,234
                             -----------------------------------------------

 Total revenue                     41,209                 -           41,209
                             -----------------------------------------------


Expenses:
 Selling, general and admin.    2,841,684            74,455        2,916,139
 Research and development         111,695            43,530          155,225
                             -----------------------------------------------

 Total expenses                 2,953,379           117,985        3,071,364
                             -----------------------------------------------

Net loss                     $ (2,912,170)     $   (117,985)   $  (3,030,155)
                             ------------------------------------------------


Weighted average shares
outstanding basic and
diluted                        18,492,036        11,125,000
                              -----------------------------

Net loss per share           $      (0.16)     $      (0.01)
                              -----------------------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            BALLISTIC VENTURES, INC.
                           FORMERLY WHOODOO.COM, INC.
                          (a development stage company)
                  STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY

                                                                   Deficit
                                                                 accumulated
                                    Common stock     Additional   during the
                                    ------------      paid-in     development    Subscription
                                    Shares    Amount   capital      stage         receivable     Total
                                    ------    ------ ----------  -------------   ------------    -----
Issuance of stock, April 9, 1999 $11,125,000  $ 11,125 $  (10,625) $         -   $        -   $      500

Sale of stock                        428,500       429    136,271            -            -      136,700

Net loss                                   -        -           -     (117,985)           -     (117,985)
                                 -----------------------------------------------------------------------

Balance, June 30, 1999            11,553,500    11,554    125,656     (117,985)           -       19,215


Issuance of common stock for
services and cash                  1,590,000     1,590  1,588,410            -            -    1,590,000

Sale of stock                         10,000        36     36,864            -            -       36,900

Recapitalization                   6,062,498     6,062    751,609            -            -      757,671

Exercise of warrants               1,062,500     1,063    477,062            -            -      478,125

Net loss                                   -        -           -   (2,912,170)               (2,906,022)
                                 -----------------------------------------------------------------------

Balance, June 30, 2000           $20,278,498  $ 20,305 $2,979,591  $(3,030,155)  $        -   $  (30,259)
                                 =======================================================================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            BALLISTIC VENTURES, INC.
                           FORMERLY WHOODOO.COM, INC.
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS

                                                   For the year     April 9,1999     April 9, 1999
                                                      ended        (inception) to   (inception) to
                                                   June 30,2000     June 30, 1999    June 30, 2000
                                                   ------------     -------------    -------------
Cash flows from operating activities:

Net loss                                           $(2,912,170)      $  (117,985)      $(3,030,155)
                                                   -----------------------------------------------

Adjustments to reconcile net income
(loss) to net cash provided (used) by
operating activities:
 Depreciation                                            5,616             1,907             7,523
 Issuance of stock for services                      1,594,628                --         1,594,628
 Impairment loss on equipment                          137,099                --           137,099
 Write-off of intellectual properties                   59,838                --            59,838
 Changes in operating assets and liabilities:
   Increase in accounts receivable                      (1,271)               --            (1,271)
   Increase in accounts payable                         66,518                --            66,518
                                                   -----------------------------------------------

 Total adjustments                                   1,862,428             1,907         1,864,335
                                                   -----------------------------------------------

Net cash used by operating activities               (1,049,752)         (116,078)       (1,165,880)
                                                   -----------------------------------------------

Cash flows from investing activities:
 Purchase of property and equipment                    (24,778)          (18,914)          (43,692)
 Purchase of a business                               (129,832)               --          (129,382)
                                                   -----------------------------------------------

 Net cash provided by investing activities            (154,160)          (18,914)         (173,074)
                                                   -----------------------------------------------

Cash flows from financing activities:
 Issuance of common stock                            1,257,218           137,200         1,394,418
 Proceeds from short-term debt                          10,000                --            10,000
 Payment of short-term debt                            (20,536)               --           (20,536)
                                                   -----------------------------------------------

 Net cash provided by financing activities           1,246,682           137,200         1,383,882
                                                   -----------------------------------------------

   Net increase in cash                                 42,780             2,208            44,988

   Cash at the beginning of year                         2,208                --                --
                                                   -----------------------------------------------

   Cash at the end of year                         $    44,988       $     2,208       $    44,988
                                                   ===============================================

Supplemental disclosures:

Cash paid during the year for:
 Interest                                          $        --       $        --       $        --
                                                   ===============================================
 Income taxes                                      $        --       $        --       $        --
                                                   ===============================================

Supplemental disclosure of investing
and financing activities:
Short term debt paid through the
issuance of stock                                  $   136,700
                                                   ===========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                            BALLISTIC VENTURES, Inc.
                           FORMERLY WHOODOO.COM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

On July 17, 2000, whOOdoo.com Inc., changed its name to Ballistic Ventures, Inc. The Company was incorporated in Florida on June 17, 1997, as Greystone Credit, Inc. ("Greystone"). On August 4, 1999 Greystone acquired whOOdoo.com, Inc.("whOOdoo Florida"), a Florida corporation, incorporated on April 9, 1999. At the same time,Greystone changed its state of incorporation to Delaware and its name to whOOdoo.com, Inc. At the time of the acquisition of whOOdoo Florida, Greystone had no operations or liabilities. The merger and recapitalization was accounted for as a reverse merger. As a result, the financial statements of the Company are those of whOOdoo Florida. Collectively Ballistic Ventures, Inc., Greystone Credit, Inc. and whOOdoo.com, Inc. are known as the "Company".

On August 4, 1999, the Company purchased all of the operating assets and assumed certain liabilities of BGS Southwest, Inc. ("BGS"). The purchase of BGS' assets has been treated as if a business was acquired, and accounted for as a purchase (see note 4). Its operations are included in the Company's Statement of Operations commencing August 4, 1999. BGS continued in operation by restructuring itself as a management services company and operated separately from the Company, although it did have a management services agreement with the Company, which was terminated in May 2000 (see note 4).

While the Company recorded limited revenue through web design and hosting, the Company has been in the development stage and its efforts through May 2000, were principally devoted to organizational activities, raising capital and the development of its research engine.

Effective May 31, 2000, the Company ceased all activities and operations and is an inactive company. On that date, the Company, K2 Ventures, Inc.(the "Purchaser"), the former president, and former vice president and certain other stockholders (the "Other Stockholders") entered into an Escrow Agreement(the "Agreement"). The Agreement provides that the former president will purchase some of the assets of the Company for $1.00, the former vice president will release the parties to the Agreement from any liability or claim he may have against such parties for past or future actions in exchange for the Company's rights known as "Post Offer", and the Purchaser will purchase 11,235,700 shares of the Company's outstanding common stock and assume the Company's liabilities totaling approximately $77,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - The Company considers those investments, which are highly liquid in nature and have an original maturity of three months or less at the date of purchase to be cash equivalents.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards Board ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of the impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which intangible assets relate. Because of a pending sale for total consideration of $1.00, an impairment expense was recognized during the year ended June 30, 2000 (see note 5).

ADVERTISING COSTS - Advertising costs were $40,248 and $0 for the year ended June 30, 2000 and the period April 9, 1999 (inception) to June 30, 1999, respectively. The costs were charged to operations as incurred.

DEVELOPMENT COSTS - All costs relating to start up and development of its Internet search engine and related web sites were expensed as they occurred during the preliminary project stage.

INCOME TAX - Income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME (LOSS) PER SHARE - The Company accounts for earnings per share according to SFAS No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 requires presentation of basic and diluted earnings or loss per share. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period. For all periods presented, warrants were excluded from the computation of net loss per share because inclusion would be anti-dilutive due to the Company's net operating losses.

3. GOING CONCERN

The Company was a development stage entity through June 30, 2000. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of all liabilities in the normal course of business.

On May 31, 2000, the Company discontinued all operations and is presently an inactive company. As of June 30, 2000, the Company had a stockholders' deficit of $30,259 and a deficit accumulated during the development stage of $3,030,155. During the year ended June 30, 2000, and the period ended April 9, 1999 (inception) to June 30, 1999, the Company suffered operating losses of $2,912,170 and $117,985, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plan to alleviate this going concern issue is to raise capital and merge with a profitable operating company. The Company's continued existence is dependent upon management funding operations, locating and merging the Company into a profitable operating company and raising sufficient capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. ACQUISITION OF BGS AND RELATED PARTY TRANSACTIONS

On August 4, 1999, the Company purchased all of the operating assets, prepaid expenses and intangibles from BGS for $100,000, plus the assumption of liabilities of $29,382. The acquisition was treated as a purchase combination, since the Company was not controlled by the former President after its merger on August 4, 1999. Effective May 31, 2000, the former President of the Company entered into an agreement to repurchase these assets, plus other assets acquired after August 4, 2000, for $1.00. The Company believes the purchase should be finalized, after completion of certain filings with the Securities and Exchange Commission.

From whOOdoo Florida's inception on April 4, 1999 to June 30, 1999, BGS paid expenses and bought capital equipment for whOOdoo Florida totaling $122,819. BGS was reimbursed in full. whOOdoo Florida recorded expenses of $117,985 as selling, general and administrative and research and development. Equipment of $4,834 was capitalized as computer equipment.

In August 1999, the Company entered into an agreement wherein BGS provided management services to the Company. These services were for a term of 36 months for a monthly cost of $49,200, for up to 1,000,000 Internet impressions per month. For the year ended June 30, 2000, BGS was paid approximately $393,600 by the Company. As of May 31, 2000, the agreement with BGS was terminated.

The following provides pro forma detail had the Company owned BGS from its inception on April 9, 1999 to June 30, 1999:

Revenue                               $ 78,000
                                      --------
Net loss                               (72,168)
                                      ---------
Net loss per share                    $  (0.01)
                                      ---------


5. PROPERTY AND EQUIPMENT

As part of a May 31, 2000 Agreement, the Company is selling certain of its property and equipment to its former President, for $1.00. The net book value of the equipment was $136,377. As of June 30, 2000, the Company recorded an impairment loss on the equipment of $136,376. Additionally, the Company recorded a further impairment loss of $723 for property and equipment abandoned as of June 30, 2000 for a total impairment loss of $137,099 (see note 4).

Depreciation expense was $5,616 and $1,907 for the years ended June 30, 2000 and the period April 9, 1999, to June 30, 1999, respectively.

6. DEBT

On August 4, 1999, the Company assumed a line of credit liability of $9,942 in connection with the acquisition of BGS' assets. All funds borrowed under the line-of-credit were repaid as of June 30, 2000, and the line of credit was terminated.

During April 2000, the Company borrowed $10,000 from a business. The loan was assumed by the Purchaser through the Agreement and was subsequently paid on July 31, 2000.

7. EQUITY

On April 9, 1999, whOOdoo Florida sold 11,125,000 (post-recapitalization) shares of common stock to its founders for $500. On May 5, 1999, whOOdoo Florida sold 428,500 (post-recapitalization) shares of common stock at $.35 per share for a total of $136,700, net of offering costs of $13,275.

On August 24, 1999 as part of the recapitalization, Greystone sold, pursuant to a private placement offering, 1,062,500 shares of common stock at $.80 per share and issued 1,062,500 warrants at an exercise price of $.80 per share. The Company received $757,671, net of offering costs of $92,329. The original stockholders of Greystone retained 4,999,998 shares of common stock of the Company. Therefore, in the recapitalization, the stockholders of Greystone retained a total of 6,062,498 shares.

In September 1999, 20,500 common shares were sold by the Company for $1.00 per share. During the first quarter of 2000, 6,400 shares of common stock were sold to employees for $252 and the difference between the market price and the sales price, $6,148, was expensed as compensation.

On August 4, 1999, the Company granted 1,062,500 warrants at $.80 a share to stockholders purchasing common stock in a private placement with an expiration date on November 22, 1999. The warrants were subsequently extended until July 21, 2000. 531,250 of the warrants were exercised during February 2000, and the Company received proceeds of $425,000. On May 25, 2000, the Company reduced the exercise price on the remaining 531,250 warrants to $.10 per share and the warrants were exercised on June 2, 2000 for total consideration of $53,125 for a total of $478,125.

8. LEASE COMMITMENTS

As part of the BGS transaction, the Company assumed leases for an office facility and a vehicle under terms ranging from 14 months to three years. The Company also signed an additional office lease on September 1, 1999 for additional space for a term of 14 months. On May 15, 2000, the Company was released from any further obligations under the office lease for a payment of $1,962 and the forfeiture of its security deposit of $1,962. The Company's former President assumed the vehicle lease.

Rental expense was $51,568 and $0 for the year ended June 30, 2000 and for the period April 9, 1999 (inception) to June 30, 1999, respectively.

9. INCOME TAXES

The Company had available at June 30, 2000, a net operating loss carry-forward for federal and state tax purposes of approximately $3,030,155 which could be applied against taxable income in subsequent years through 2020. The tax effect of the net operating loss is approximately $1,140,000, and a full valuation allowance was recorded, since realization is uncertain due to going concern issues, limitations of carryforwards imposed by a change in control, and change of control business rules promulgated by the Internal Revenue Service.

Reconciliation of the differences between income taxes computed at the federal and state statutory tax rates and the provision for income taxes for the year ended June 30, 2000 is as follows:

Income taxes computed at federal statutory tax rate (34%)     $   973,000
State tax provision, net of federal benefits (3.63%)              167,000
Increase in valuation allowance                                (1,140,000)
                                                              -----------

Provision for income taxes                                    $        --
                                                              -----------


A reconciliation of the Company's deferred tax asset at June 30, 2000 is as follows:

Net operating loss carryforward                               $ 3,030,155
                                                              -----------

Total deferred tax assets                                     $ 1,140,000
Valuation allowance                                            (1,140,000)
                                                              -----------

Net deferred tax asset                                        $        --
                                                              -----------